SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) – AUGUST 18, 2003

ALLETE, Inc.

A Minnesota Corporation
Commission File No. 1-3548
IRS Employer Identification No. 41-0418150
30 West Superior Street
Duluth, Minnesota 55802-2093
Telephone - (218) 279-5000

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE

Reference is made to the 2002 Form 10-K of ALLETE, Inc. (ALLETE) for background information on the following updates. Unless otherwise indicated, cited references are to ALLETE's 2002 Form 10-K.

Ref. Page 19. – Last Paragraph
Ref. Page 40. – Third Full Paragraph
Ref. Page 68. – Second Paragraph
Ref. Form 8-K dated March 7, 2003 and filed March 10, 2003
Ref. Form 8-K dated and filed March 14, 2003
Ref. 10-Q for the quarter ended March 31, 2003, Page 21. – Third Paragraph
Ref. Form 8-K dated and filed July 24, 2003

On August 18, 2003 ALLETE announced that its wholly owned subsidiary, Florida Water Services Corporation (Florida Water), agreed to sell its water and wastewater system serving Deltona, Florida, to the city of Deltona for $59.5 million. Florida Water expects to realize an after-tax gain of approximately $20 million and to close on the sale by the end of the year pending satisfaction of certain contingencies and regulatory approvals in Florida. Deltona is one of Florida Water's larger systems serving 35,000 customers.

Deltona joined seven other Florida communities who have announced plans to purchase water and wastewater systems from Florida Water. Combined the eight systems represent about 70 percent of Florida Water's assets and serve 187,000 customers. The total amount of the sale of the eight systems, including Deltona, is $356 million and represents an after-tax gain to Florida Water of about $75 million. The cash proceeds after transaction costs, retirement of Florida Water debt and payment of income taxes are estimated at $185 million, and will be used to retire debt at ALLETE. Florida Water continues to seek buyers for its remaining water and wastewater facilities. Systems for which governmental buyers are not found are expected to be sold to a private buyer.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of ALLETE and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the North Carolina Utilities Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as general vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated impacts of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including the competition for retail and wholesale customers, as well as suppliers and purchasers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Any forward-looking statement speaks only as of the date on which that statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

August 20, 2003

/s/ James K. Vizanko

James K. Vizanko
Vice President, Chief Financial Officer
and Treasurer